SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SANGAMO BIOSCIENCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

800677106

(CUSIP Number)

John P. Flakne

Kopp Investment Advisors, LLC

7701 France Avenue South, Suite 500

Edina, MN 55435

(952) 841-0400

Copy to:

Carol A. Gehl

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, WI  53202

     (414) 273-3500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  800677106

l) Name of Reporting Person

Kopp Investment Advisors, LLC

2) Check the Appropriate Box if a Member of a Group

(a)   [   ]

(b)   [   ]

3) SEC Use Only

4) Source of Funds

OO: Client Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	2,866,658

8)	Shared Voting Power	None

9)	Sole Dispositive Power:	None

10)	Shared Dispositive Power:	1,883,633

11) Aggregate Amount Beneficially Owned by Each Reporting Person

2,866,658

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13) Percent of Class Represented by Amount in Row (11)

7.23%

14) Type of Reporting Person

IA

SCHEDULE 13D

CUSIP No.  800677106

l) Name of Reporting Person

Kopp Holding Company, LLC

2) Check the Appropriate Box if a Member of a Group

(a)   [   ]

(b)   [   ]

3) SEC Use Only

4) Source of Funds

Not applicable – indirect beneficial ownership

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None

8)	Shared Voting Power	None

9)	Sole Dispositive Power:	None

10)	Shared Dispositive Power:	None

11) Aggregate Amount Beneficially Owned by Each Reporting Person

2,866,658

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13) Percent of Class Represented by Amount in Row (11)

7.23%

14) Type of Reporting Person

HC

SCHEDULE 13D

CUSIP No.  800677106

l) Name of Reporting Person

Kopp Holding Company

2) Check the Appropriate Box if a Member of a Group

(a)   [   ]

(b)   [   ]

3) SEC Use Only

4) Source of Funds

Not applicable – indirect beneficial ownership

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None

8)	Shared Voting Power	None

9)	Sole Dispositive Power:	None

10)	Shared Dispositive Power:	None

11) Aggregate Amount Beneficially Owned by Each Reporting Person

2,866,658

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13) Percent of Class Represented by Amount in Row (11)

7.23%

14) Type of Reporting Person

HC

SCHEDULE 13D

CUSIP No.  800677106

l) Name of Reporting Person

LeRoy C. Kopp

2) Check the Appropriate Box if a Member of a Group

(a)      [   ]

(b)     [   ]

3) SEC Use Only

4) Source of Funds

PF; OO (501(c)(3) corporation funds)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None

8)	Shared Voting Power	None

9)	Sole Dispositive Power:	1,132,000

10)	Shared Dispositive Power:	None

11) Aggregate Amount Beneficially Owned by Each Reporting Person

3,015,633

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13) Percent of Class Represented by Amount in Row (11)

7.60%

14) Type of Reporting Person

IN

Item 1.  Security and Issuer

This statement relates to the common stock (“Common Stock”), $0.01 par value, of Sangamo Biosciences, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 501 Canal Boulevard, Suite A100, Richmond, California 94804.

Item 2.  Identity and Background

(a)

This statement is filed by:  Kopp Investment Advisors, LLC (“KIA”) with respect to shares of Common Stock owned by clients and held in discretionary accounts managed by KIA; Kopp Holding Company, LLC (“KHCLLC”) solely as the parent entity of KIA and indirect beneficial owner of the shares of Common Stock beneficially owned by KIA; Kopp Holding Company (“KHC”) solely as the parent entity of KHCLLC and indirect beneficial owner of the shares of Common Stock beneficially owned by KHCLLC; and LeRoy C. Kopp individually with respect to shares of Common Stock that may be deemed beneficially owned directly by him and indirectly, including by virtue of his position as the control person of KHC.  The foregoing persons are sometimes referred to as “Reporting Persons.”  Certain information concerning the directors and executive officers of the corporate Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference.  Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)

The business address of each of the Reporting Persons and directors and executive officers is 7701 France Avenue South, Suite 500, Edina, Minnesota 55435.

(c)

The principal business of KIA is that of an investment adviser managing discretionary accounts owned by numerous third-party clients.  KHCLLC and KHC are holding companies engaged, through subsidiaries, in the investment industry.  The principal occupation of Mr. Kopp is serving as the chief executive officer of KHCLLC, KHC and KIA.

(d)

None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

(e)

None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

KIA and KHCLLC are Minnesota limited liability companies.  KHC is a Minnesota corporation.  Mr. Kopp and all other directors and executive officers of the Reporting Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock directly or indirectly beneficially owned by Mr. Kopp, which includes shares beneficially owned by the other Reporting Persons, at November 2, 2007, was $24,063,794.02.  The shares beneficially owned by KIA were purchased with the investment capital of the owners of the discretionary client accounts.  The shares beneficially owned directly and indirectly (other than through KIA) by Mr. Kopp were purchased with Mr. Kopp’s investment capital or the funds of a 501(c)(3) corporation.  See Item 5 below.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business.  The Reporting Persons pursue an investment objective of long-term capital appreciation.  In pursuing this investment objective, the Reporting Persons analyze the management, operations and markets of companies in which they invest, including the Company, on a continual basis through analysis of research and discussions with industry and market observers and with representatives of such companies.

Each Reporting Person that owns shares of Common Stock assesses the Company’s business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Company’s shares in particular.  Depending on such assessments, one or more of such Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of the shares of Common Stock.  Such actions will depend on a variety of factors, including current and anticipated trading prices for the Common Stock, alternative investment opportunities, and general economic, financial market and industry conditions.

Except as described in this Item 4, none of the Reporting Persons nor any other person named in Schedule A has any plans or proposals that relate to, or would result in, any matter required to be disclosed in response to paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  The shares of Common Stock were not acquired for the purpose, nor with the effect, of changing or influencing the control of the Company.  The Reporting Persons are filing this Statement on Schedule 13D, as opposed to Schedule 13G, due to the fact that the shares of Common Stock that may be deemed to be beneficially owned by Mr. Kopp directly and indirectly (other than through KIA) exceed 1% of the shares of Common Stock outstanding.  Neither any of the Reporting Persons nor any client or shareholder thereof is a member of a “group” for any purpose.

Item 5.  Interest in Securities of the Issuer

(a)

Generally by virtue of limited powers of attorney and/or investment advisory agreements, KIA is the beneficial owner of 2,866,658 shares, or approximately 7.23%, of the Common Stock.  By virtue of the relationships described in Item 2 of this statement, KHCLLC, KHC and Mr. Kopp may have indirect beneficial ownership of the shares beneficially owned by KIA.

In addition, Mr. Kopp’s indirect beneficial ownership may comprise Common Stock held in the name of KHC, held in the Kopp Family Foundation, a 501(c)(3) corporation for which he serves as a director, and held in his wife’s individual retirement account (“IRA”).  Mr. Kopp’s direct beneficial ownership may comprise Common Stock held in his IRA and held directly by him.  In the aggregate, including the shares beneficially owned by KIA, under Section 13 of the Act, Mr. Kopp may be deemed beneficially to own a total of 3,015,633 shares, or approximately 7.60%, of the Common Stock.

(b)

KIA has the sole power to vote 2,866,658 shares of the Common Stock.  Pursuant to the limited powers of attorney granted to KIA by its clients, which generally are terminable immediately upon notice, KIA in effect shares with the majority of its clients the power to dispose of the 1,883,633 shares of Common Stock owned individually by its clients.  Mr. Kopp has the sole power to dispose of 1,132,000 shares of Common Stock beneficially owned directly and indirectly (other than through KIA) by him.

(c)

The identity of the Reporting Person, type of transaction, date, number of shares, and price per share (excluding commission) for all transactions in the Common Stock by the Reporting Persons since the last Schedule 13D filing on September 13, 2007 are set forth on Schedule B attached hereto and incorporated by reference herein.  Substantially all trades by the Reporting Persons are done in the over-the-counter market.

(d)

With respect to the shares held in a fiduciary or representative capacity, persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of such shares of Common Stock.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule 13D, there are no contracts, understandings, or relationships between the Reporting Persons and any third person with respect to the shares of Company common stock.  The filing of this Schedule shall NOT be construed as an admission that a Reporting Person or any other person is a beneficial owner of any shares of Common Stock for any purpose, including for purposes of Sections 13, 14 or 16 of the Act.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1 – A written agreement relating to the filing of this statement pursuant to Rule 13d-1(k).

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  November 8, 2007

KOPP INVESTMENT ADVISORS, LLC

/s/ John P. Flakne
BY:  John P. Flakne
TITLE: Chief Financial Officer

KOPP HOLDING COMPANY, LLC

/s/ John P. Flakne
BY:  John P. Flakne
TITLE: Chief Financial Officer

KOPP HOLDING COMPANY

/s/ John P. Flakne
BY:  John P. Flakne
TITLE:  Chief Financial Officer

LEROY C. KOPP

/s/ LeRoy C. Kopp

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock (as defined) and to the attachment of this agreement to the Schedule 13D as Exhibit 1 thereto.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 8th day of November, 2007.

KOPP INVESTMENT ADVISORS, LLC

/s/ John P. Flakne
BY:  John P. Flakne
TITLE: Chief Financial Officer

KOPP HOLDING COMPANY, LLC

/s/ John P. Flakne
BY:  John P. Flakne
TITLE: Chief Financial Officer

KOPP HOLDING COMPANY

/s/ John P. Flakne
BY:  John P. Flakne
TITLE:  Chief Financial Officer

LEROY C. KOPP

/s/ John P. Flakne

Schedule A

List of Directors and Executive Officers

LeRoy C. Kopp, individually, and as Sole Director and Chairman, Chief Executive Officer and President of KHC, as Sole Governor and Chairman, Chief Executive Officer and President of KHCLLC, and as Sole Governor and Chairman and Chief Executive Officer of KIA

Sally A. Anderson as President of KIA

John P. Flakne as Executive Vice President, Chief Financial Officer and Secretary of KHC and KHCLLC and as Chief Financial Officer, Chief Operating Officer and Secretary of KIA

A-1

Schedule B

Daily Trade Report

September 8, 2007 thru November 2, 2007

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
9/10/2007	KIA	Sell	300	10.71
9/10/2007	KIA	Sell	500	10.71
9/10/2007	KIA	Sell	300	10.69
9/10/2007	KIA	Sell	300	10.66
9/10/2007	KIA	Sell	2,500	10.59
9/10/2007	KIA	Sell	100	10.62
9/10/2007	KIA	Sell	180	10.62
9/10/2007	KIA	Sell	1,500	10.62
9/10/2007	KIA	Sell	350	10.62
9/10/2007	KIA	Sell	100	10.62
9/10/2007	KIA	Sell	500	10.62
9/10/2007	KIA	Sell	1,250	10.62
9/10/2007	KIA	Sell	350	10.62
9/10/2007	KIA	Sell	720	10.62
9/10/2007	KIA	Sell	1,200	10.62
9/10/2007	KIA	Sell	150	10.62
9/10/2007	KIA	Sell	300	10.88
9/11/2007	KIA	Sell	500	10.72
9/11/2007	KIA	Sell	300	10.88
9/11/2007	KIA	Sell	8,000	10.72
9/11/2007	KIA	Sell	2,000	10.72
9/11/2007	KIA	Sell	1,000	10.71
9/12/2007	KIA	Sell	300	11.19
9/12/2007	KIA	Sell	200	11.19
9/12/2007	KIA	Sell	150	11.22
9/12/2007	KIA	Sell	200	11.22
9/12/2007	KIA	Sell	100	11.22
9/12/2007	KIA	Sell	500	11.05
9/12/2007	KIA	Sell	100	11.20
9/12/2007	KIA	Sell	500	11.20
9/12/2007	KIA	Sell	1,500	11.01
9/13/2007	KIA	Sell	500	11.21
9/13/2007	KIA	Sell	300	11.05
9/13/2007	KIA	Sell	666	11.13
9/13/2007	KIA	Sell	334	11.13
9/13/2007	KIA	Sell	300	11.13
9/13/2007	KIA	Buy	100	11.43
9/13/2007	KIA	Buy	100	11.43

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
9/13/2007	KIA	Buy	200	11.43
9/13/2007	KIA	Buy	211	11.45
9/13/2007	KIA	Buy	700	11.43
9/13/2007	KIA	Buy	189	11.43
9/13/2007	KIA	Sell	2,700	11.10
9/14/2007	KIA	Sell	500	11.32
9/14/2007	KIA	Sell	500	11.32
9/14/2007	KIA	Sell	500	12.05
9/14/2007	KIA	Sell	200	11.96
9/14/2007	KIA	Sell	1,000	11.96
9/14/2007	KIA	Sell	750	11.01
9/14/2007	KIA	Sell	750	11.01
9/17/2007	KIA	Sell	1,500	11.95
9/17/2007	KIA	Sell	300	11.59
9/17/2007	KIA	Sell	480	11.83
9/17/2007	KIA	Sell	500	11.82
9/17/2007	KIA	Sell	500	11.90
9/17/2007	KIA	Sell	500	11.90
9/17/2007	KIA	Sell	300	11.90
9/17/2007	KIA	Sell	250	11.94
9/17/2007	KIA	Sell	500	11.90
9/17/2007	KIA	Sell	300	11.92
9/17/2007	KIA	Sell	300	11.92
9/17/2007	KIA	Sell	1,400	11.92
9/17/2007	KIA	Sell	550	12.21
9/18/2007	KIA	Sell	200	13.03
9/18/2007	KIA	Sell	1,000	12.91
9/18/2007	KIA	Sell	300	13.00
9/18/2007	KIA	Sell	500	13.02
9/18/2007	KIA	Sell	500	13.04
9/18/2007	KIA	Sell	500	13.09
9/18/2007	KIA	Sell	450	13.01
9/18/2007	KIA	Sell	500	13.06
9/18/2007	KIA	Sell	500	13.07
9/18/2007	KIA	Sell	3,000	13.06
9/18/2007	KIA	Sell	400	13.21
9/18/2007	KIA	Sell	100	12.52
9/18/2007	KIA	Sell	3,000	13.35
9/18/2007	KIA	Sell	300	12.55
9/18/2007	KIA	Sell	500	12.55
9/18/2007	KIA	Sell	1,000	12.99
9/18/2007	KIA	Sell	400	12.99
9/18/2007	KIA	Sell	150	12.99

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
9/18/2007	KIA	Sell	500	12.99
9/18/2007	KIA	Sell	500	12.99
9/18/2007	KIA	Sell	500	12.89
9/18/2007	KIA	Sell	2,000	13.21
9/18/2007	KIA	Sell	300	12.89
9/18/2007	KIA	Sell	150	12.89
9/18/2007	KIA	Sell	200	12.89
9/18/2007	KIA	Sell	300	12.89
9/18/2007	KIA	Sell	1,000	12.89
9/18/2007	KIA	Transfer Out*	1,400	13.46
9/19/2007	KIA	Sell	500	13.77
9/19/2007	KIA	Sell	100	13.71
9/19/2007	KIA	Sell	100	13.14
9/19/2007	KIA	Sell	125	13.38
9/19/2007	KIA	Sell	500	13.30
9/19/2007	KIA	Sell	1,500	13.70
9/19/2007	KIA	Sell	300	13.45
9/19/2007	KIA	Sell	500	13.75
9/19/2007	KIA	Sell	300	13.76
9/19/2007	KIA	Sell	400	13.36
9/20/2007	KIA	Sell	300	13.08
9/20/2007	KIA	Sell	100	12.59
9/20/2007	KIA	Sell	100	12.99
9/20/2007	KIA	Sell	400	13.38
9/20/2007	KIA	Sell	200	13.38
9/20/2007	KIA	Sell	75	13.45
9/20/2007	KIA	Sell	200	13.31
9/20/2007	KIA	Sell	200	13.18
9/20/2007	KIA	Sell	300	13.32
9/20/2007	KIA	Sell	300	13.32
9/21/2007	KIA	Sell	400	13.38
9/21/2007	KIA	Sell	500	13.38
9/21/2007	KIA	Sell	300	13.38
9/21/2007	KIA	Sell	1,000	13.30
9/21/2007	KIA	Sell	500	13.30
9/21/2007	KIA	Sell	50	13.37
9/21/2007	KIA	Sell	200	13.09
9/21/2007	KIA	Sell	1,500	13.29
9/21/2007	KIA	Sell	1,000	12.96
9/21/2007	KIA	Sell	200	13.41
9/21/2007	KIA	Sell	1,000	13.30
9/21/2007	KIA	Sell	2,500	13.31
9/21/2007	KIA	Sell	500	13.27

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
9/21/2007	KIA	Sell	50	13.15
9/21/2007	KIA	Sell	300	13.25
9/21/2007	KIA	Sell	250	13.24
9/21/2007	KIA	Sell	500	13.23
9/21/2007	KIA	Sell	300	13.28
9/21/2007	KIA	Sell	100	13.28
9/21/2007	KIA	Sell	100	13.28
9/21/2007	KIA	Sell	200	13.23
9/21/2007	KIA	Sell	150	13.29
9/21/2007	KIA	Sell	100	13.16
9/21/2007	KIA	Sell	100	13.16
9/24/2007	KIA	Sell	500	13.60
9/24/2007	KIA	Sell	500	13.74
9/24/2007	KIA	Transfer Out*	100	13.90
9/24/2007	KIA	Transfer Out*	160	13.90
9/24/2007	KIA	Transfer Out*	100	13.90
9/24/2007	KIA	Transfer Out*	100	13.90
9/24/2007	KIA	Transfer Out*	100	13.90
9/24/2007	KIA	Transfer Out*	100	13.90
9/24/2007	KIA	Transfer Out*	40	13.90
9/24/2007	KIA	Transfer Out*	40	13.90
9/24/2007	KIA	Transfer Out*	20	13.90
9/24/2007	KIA	Transfer Out*	60	13.90
9/24/2007	KIA	Transfer Out*	80	13.90
9/24/2007	KIA	Sell	400	13.92
9/24/2007	KIA	Sell	300	13.92
9/24/2007	KIA	Sell	500	13.92
9/24/2007	KIA	Sell	300	13.92
9/24/2007	KIA	Sell	800	13.92
9/24/2007	KIA	Sell	200	13.74
9/24/2007	KIA	Sell	300	13.60
9/24/2007	KIA	Sell	200	13.74
9/24/2007	KIA	Sell	5,500	13.50
9/25/2007	KIA	Sell	300	13.67
9/25/2007	KIA	Sell	200	13.45
9/25/2007	KIA	Sell	100	13.45
9/25/2007	KIA	Sell	100	13.45
9/25/2007	KIA	Sell	100	13.45
9/25/2007	KIA	Sell	100	13.45
9/25/2007	KIA	Sell	100	13.45
9/25/2007	KIA	Sell	100	13.45
9/25/2007	KIA	Sell	100	13.45
9/25/2007	KIA	Sell	100	13.45

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
9/25/2007	KIA	Sell	100	13.45
9/25/2007	KIA	Sell	500	13.45
9/25/2007	KIA	Sell	200	13.45
9/25/2007	KIA	Sell	100	13.45
9/25/2007	KIA	Sell	100	13.45
9/25/2007	KIA	Sell	500	13.81
9/25/2007	KIA	Sell	1,200	13.62
9/25/2007	KIA	Sell	500	13.78
9/25/2007	KIA	Sell	2,000	13.77
9/25/2007	KIA	Sell	200	13.78
9/25/2007	KIA	Sell	500	13.78
9/25/2007	KIA	Sell	300	13.78
9/25/2007	KIA	Sell	300	13.78
9/25/2007	KIA	Sell	1,000	13.63
9/25/2007	KIA	Sell	400	13.63
9/25/2007	KIA	Sell	200	13.63
9/25/2007	KIA	Sell	200	13.63
9/25/2007	KIA	Sell	500	13.63
9/25/2007	KIA	Sell	200	13.63
9/25/2007	KIA	Sell	200	13.63
9/25/2007	KIA	Sell	500	13.63
9/26/2007	KIA	Sell	100	13.61
9/26/2007	KIA	Transfer Out*	710	13.70
9/26/2007	KIA	Transfer Out*	710	13.70
9/26/2007	KIA	Sell	30	14.13
9/26/2007	KIA	Sell	100	14.13
9/26/2007	KIA	Sell	86	13.63
9/26/2007	KIA	Sell	114	13.63
9/26/2007	KIA	Sell	500	14.05
9/26/2007	KIA	Sell	500	14.07
9/26/2007	KIA	Sell	150	13.80
9/26/2007	KIA	Sell	300	13.80
9/26/2007	KIA	Sell	300	13.80
9/26/2007	KIA	Sell	100	14.00
9/26/2007	KIA	Sell	1,000	13.91
9/26/2007	KIA	Sell	300	13.80
9/26/2007	KIA	Sell	500	13.55
9/26/2007	KIA	Sell	100	13.92
9/26/2007	KIA	Transfer Out*	3,000	13.70
9/27/2007	KIA	Sell	500	14.01
9/27/2007	KIA	Sell	700	14.12
9/27/2007	KIA	Sell	200	14.13
9/27/2007	KIA	Sell	150	14.13

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
9/27/2007	KIA	Sell	150	14.13
9/27/2007	KIA	Sell	300	13.88
9/27/2007	KIA	Sell	100	14.11
9/27/2007	KIA	Sell	200	14.22
9/27/2007	KIA	Sell	400	14.12
9/27/2007	KIA	Sell	100	14.12
9/27/2007	KIA	Sell	500	13.72
9/27/2007	KIA	Sell	500	13.84
9/27/2007	KIA	Sell	300	13.73
9/27/2007	KIA	Sell	300	13.96
9/27/2007	KIA	Sell	1,000	14.06
9/27/2007	KIA	Sell	500	14.06
9/27/2007	KIA	Sell	300	14.02
9/27/2007	KIA	Sell	100	14.06
9/27/2007	KIA	Sell	300	14.06
9/27/2007	KIA	Buy	2,500	14.05
9/27/2007	KIA	Sell	200	13.66
9/27/2007	KIA	Sell	500	14.12
9/27/2007	KIA	Sell	100	14.13
9/27/2007	KIA	Sell	300	13.99
9/27/2007	KIA	Sell	300	14.13
9/27/2007	KIA	Sell	1,000	14.13
9/27/2007	KIA	Sell	200	13.79
9/28/2007	KIA	Sell	25	14.25
9/28/2007	KIA	Sell	500	14.25
9/28/2007	KIA	Sell	200	14.23
9/28/2007	KIA	Sell	200	14.22
9/28/2007	KIA	Sell	300	14.20
9/28/2007	KIA	Sell	300	14.20
9/28/2007	KIA	Sell	400	14.20
9/28/2007	KIA	Sell	100	14.07
9/28/2007	KIA	Sell	100	14.07
9/28/2007	KIA	Sell	100	14.07
9/28/2007	KIA	Sell	100	14.07
9/28/2007	KIA	Sell	100	14.07
9/28/2007	KIA	Sell	200	14.07
9/28/2007	KIA	Sell	100	14.07
9/28/2007	KIA	Sell	300	14.05
9/28/2007	KIA	Sell	100	13.74
9/28/2007	KIA	Sell	200	13.74
9/28/2007	KIA	Sell	300	14.07
9/28/2007	KIA	Sell	100	14.07
9/28/2007	KIA	Transfer Out*	1,000	14.11

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
9/28/2007	KIA	Transfer Out*	800	14.11
10/1/2007	KIA	Sell	750	14.10
10/1/2007	KIA	Sell	200	14.16
10/1/2007	KIA	Sell	1,000	13.80
10/1/2007	KIA	Sell	250	14.13
10/1/2007	KIA	Sell	100	14.09
10/1/2007	KIA	Sell	300	14.13
10/1/2007	KIA	Sell	200	14.14
10/1/2007	KIA	Sell	50	14.14
10/1/2007	KIA	Sell	50	14.09
10/1/2007	KIA	Sell	200	14.12
10/1/2007	KIA	Sell	250	13.82
10/1/2007	KIA	Sell	200	14.15
10/1/2007	KIA	Sell	500	14.11
10/1/2007	KIA	Sell	100	14.15
10/1/2007	KIA	Sell	1,000	13.90
10/1/2007	KIA	Sell	150	14.14
10/1/2007	KIA	Sell	200	14.07
10/1/2007	KIA	Sell	800	14.07
10/1/2007	KIA	Sell	1,000	14.16
10/1/2007	KIA	Sell	500	14.15
10/1/2007	KIA	Sell	500	14.14
10/2/2007	KIA	Sell	2,000	14.12
10/2/2007	KIA	Sell	200	14.18
10/2/2007	KIA	Sell	100	13.94
10/2/2007	KIA	Sell	82	14.10
10/2/2007	KIA	Sell	100	14.10
10/2/2007	KIA	Sell	100	14.10
10/2/2007	KIA	Sell	18	14.10
10/2/2007	KIA	Sell	100	14.10
10/2/2007	KIA	Sell	100	14.10
10/2/2007	KIA	Sell	500	14.10
10/2/2007	KIA	Sell	150	13.90
10/2/2007	KIA	Sell	25	13.77
10/2/2007	KIA	Sell	300	14.13
10/2/2007	KIA	Sell	300	14.14
10/2/2007	KIA	Sell	300	14.17
10/2/2007	KIA	Sell	100	14.16
10/2/2007	KIA	Sell	150	13.89
10/2/2007	KIA	Sell	300	14.16
10/2/2007	KIA	Sell	100	14.16
10/2/2007	KIA	Sell	100	14.16
10/2/2007	KIA	Sell	300	14.22

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
10/2/2007	KIA	Sell	200	14.01
10/2/2007	KIA	Sell	100	14.11
10/2/2007	KIA	Sell	500	14.13
10/2/2007	KIA	Sell	500	14.19
10/2/2007	KIA	Sell	300	14.15
10/2/2007	KIA	Transfer Out*	1,800	14.12
10/2/2007	KIA	Sell	500	14.22
10/2/2007	KIA	Sell	100	14.22
10/2/2007	KIA	Sell	250	14.00
10/2/2007	KIA	Sell	100	14.22
10/2/2007	KIA	Sell	200	14.11
10/2/2007	KIA	Transfer Out*	2,600	14.18
10/2/2007	KIA	Transfer Out*	2,400	14.18
10/2/2007	KIA	Sell	2,000	14.19
10/2/2007	KIA	Transfer Out*	17,500	14.18
10/2/2007	KIA	Transfer Out*	5,500	14.12
10/3/2007	KIA	Sell	50	14.14
10/3/2007	KIA	Sell	100	13.81
10/3/2007	KIA	Sell	150	14.09
10/3/2007	KIA	Sell	1,000	14.05
10/3/2007	KIA	Sell	100	14.00
10/3/2007	KIA	Sell	500	13.73
10/3/2007	KIA	Sell	200	13.93
10/3/2007	KIA	Sell	200	13.93
10/3/2007	KIA	Sell	250	13.93
10/3/2007	KIA	Sell	75	14.13
10/3/2007	KIA	Sell	500	14.13
10/3/2007	KIA	Sell	100	13.98
10/3/2007	KIA	Sell	200	14.08
10/3/2007	KIA	Sell	200	14.08
10/3/2007	KIA	Sell	200	14.14
10/4/2007	KIA	Sell	100	14.02
10/4/2007	KIA	Sell	50	14.24
10/4/2007	KIA	Buy	500	14.18
10/4/2007	KIA	Sell	100	13.91
10/4/2007	KIA	Sell	150	14.18
10/4/2007	KIA	Sell	500	14.16
10/4/2007	KIA	Sell	1,000	14.12
10/4/2007	KIA	Sell	750	13.95
10/4/2007	KIA	Sell	300	13.99
10/4/2007	KIA	Sell	500	13.99
10/4/2007	KIA	Sell	75	14.31
10/4/2007	KIA	Sell	200	14.15

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
10/4/2007	KIA	Sell	150	14.15
10/4/2007	KIA	Sell	300	14.26
10/4/2007	KIA	Sell	150	13.99
10/4/2007	KIA	Sell	300	13.99
10/5/2007	KIA	Sell	1,500	14.29
10/5/2007	KIA	Sell	2,000	14.23
10/5/2007	KIA	Sell	4,000	14.06
10/5/2007	KIA	Sell	75	14.11
10/5/2007	KIA	Sell	25	13.85
10/5/2007	KIA	Sell	200	14.07
10/5/2007	KIA	Sell	400	14.05
10/5/2007	KIA	Sell	400	14.05
10/5/2007	KIA	Sell	150	14.01
10/5/2007	KIA	Sell	300	14.15
10/5/2007	KIA	Sell	150	14.24
10/5/2007	KIA	Sell	50	14.00
10/5/2007	KIA	Sell	100	14.19
10/5/2007	KIA	Sell	400	14.05
10/5/2007	KIA	Sell	100	14.05
10/5/2007	KIA	Sell	100	14.07
10/5/2007	KIA	Sell	300	14.25
10/5/2007	KIA	Sell	250	14.24
10/8/2007	KIA	Sell	500	14.39
10/8/2007	KIA	Sell	150	14.12
10/8/2007	KIA	Sell	1,000	14.46
10/8/2007	KIA	Sell	1,000	14.46
10/8/2007	KIA	Sell	1,000	14.46
10/8/2007	KIA	Sell	1,000	14.50
10/8/2007	KIA	Sell	300	14.11
10/8/2007	KIA	Sell	100	13.98
10/8/2007	KIA	Sell	5,000	14.46
10/8/2007	KIA	Sell	5,000	14.46
10/8/2007	KIA	Sell	200	14.31
10/8/2007	KIA	Sell	800	14.17
10/8/2007	KIA	Sell	5,000	14.43
10/8/2007	KIA	Transfer Out*	970	15.20
10/8/2007	KIA	Sell	1,000	14.49
10/8/2007	KIA	Sell	2,000	14.49
10/8/2007	KIA	Sell	200	15.14
10/8/2007	KIA	Sell	800	15.14
10/8/2007	KIA	Sell	400	15.14
10/9/2007	KIA	Sell	100	15.49
10/9/2007	KIA	Sell	300	15.40

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
10/9/2007	KIA	Sell	100	15.26
10/9/2007	KIA	Sell	500	15.43
10/9/2007	KIA	Sell	200	15.18
10/9/2007	KIA	Sell	100	15.51
10/9/2007	KIA	Sell	1,000	15.60
10/9/2007	KIA	Sell	500	15.23
10/9/2007	KIA	Sell	100	14.97
10/9/2007	KIA	Sell	200	15.02
10/9/2007	KIA	Sell	150	15.55
10/9/2007	KIA	Sell	200	15.32
10/9/2007	KIA	Sell	1,000	15.33
10/9/2007	KIA	Sell	700	15.34
10/9/2007	LeRoy C. Kopp	Sell	10,000	15.24
10/9/2007	KIA	Sell	2,000	15.23
10/9/2007	KIA	Sell	7,000	15.47
10/9/2007	KIA	Sell	500	15.30
10/9/2007	KIA	Sell	500	15.27
10/9/2007	KIA	Sell	500	15.27
10/9/2007	KIA	Sell	100	15.39
10/9/2007	KIA	Sell	100	15.62
10/10/2007	KIA	Sell	200	15.24
10/10/2007	KIA	Sell	2,000	15.24
10/10/2007	KIA	Sell	150	15.25
10/10/2007	KIA	Sell	200	15.25
10/10/2007	KIA	Sell	500	15.03
10/10/2007	KIA	Sell	200	15.24
10/10/2007	KIA	Sell	500	15.24
10/10/2007	KIA	Sell	200	14.89
10/10/2007	KIA	Sell	200	15.24
10/10/2007	LeRoy C. Kopp	Sell	10,000	15.34
10/10/2007	KIA	Sell	300	15.24
10/10/2007	KIA	Sell	200	15.25
10/10/2007	KIA	Sell	200	15.25
10/10/2007	KIA	Sell	12,000	15.33
10/10/2007	KIA	Sell	200	15.33
10/10/2007	KIA	Sell	2,000	15.09
10/10/2007	KIA	Sell	1,602	15.26
10/10/2007	KIA	Sell	398	15.26
10/10/2007	KIA	Sell	100	15.33
10/10/2007	KIA	Sell	500	15.20
10/10/2007	KIA	Sell	100	15.33
10/10/2007	KIA	Sell	400	15.38
10/10/2007	KIA	Sell	150	15.36

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
10/10/2007	KIA	Sell	600	15.40
10/10/2007	KIA	Sell	1,500	15.35
10/10/2007	KIA	Sell	300	15.29
10/10/2007	KIA	Sell	600	15.36
10/10/2007	KIA	Sell	1,000	14.97
10/10/2007	KIA	Sell	300	15.18
10/10/2007	KIA	Sell	100	15.23
10/10/2007	KIA	Sell	100	15.23
10/10/2007	KIA	Sell	100	15.23
10/10/2007	KIA	Sell	700	15.23
10/10/2007	KIA	Sell	500	15.23
10/10/2007	KIA	Sell	50	15.33
10/11/2007	KIA	Sell	500	15.75
10/11/2007	KIA	Sell	300	15.75
10/11/2007	KIA	Transfer Out*	1,000	15.16
10/11/2007	KIA	Transfer Out*	250	15.16
10/11/2007	KIA	Sell	50	15.74
10/11/2007	KIA	Sell	100	15.74
10/11/2007	KIA	Sell	150	15.65
10/11/2007	KIA	Sell	200	15.63
10/11/2007	KIA	Sell	150	15.36
10/11/2007	KIA	Sell	500	15.66
10/11/2007	LeRoy C. Kopp	Sell	10,000	15.09
10/11/2007	KIA	Sell	300	15.75
10/11/2007	KIA	Sell	100	15.20
10/11/2007	KIA	Sell	100	15.66
10/11/2007	KIA	Sell	750	15.66
10/11/2007	KIA	Sell	300	15.66
10/11/2007	KIA	Sell	150	15.20
10/11/2007	KIA	Sell	50	15.20
10/11/2007	KIA	Sell	100	15.20
10/11/2007	KIA	Sell	100	15.20
10/11/2007	KIA	Sell	100	15.20
10/11/2007	KIA	Sell	100	15.20
10/11/2007	KIA	Sell	100	15.20
10/11/2007	KIA	Sell	500	14.89
10/11/2007	KIA	Sell	50	15.20
10/11/2007	KIA	Sell	100	15.20
10/11/2007	KIA	Sell	500	15.75
10/11/2007	KIA	Sell	500	15.20
10/11/2007	KIA	Sell	200	15.20
10/11/2007	KIA	Sell	300	15.70
10/11/2007	KIA	Sell	50	15.70

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
10/11/2007	KIA	Sell	50	15.70
10/11/2007	KIA	Sell	50	15.70
10/11/2007	KIA	Sell	50	15.70
10/11/2007	KIA	Sell	50	15.70
10/11/2007	KIA	Sell	50	15.70
10/12/2007	KIA	Sell	700	15.41
10/12/2007	KIA	Sell	500	15.45
10/12/2007	KIA	Sell	1,000	15.36
10/12/2007	KIA	Sell	100	15.33
10/12/2007	KIA	Sell	100	15.33
10/12/2007	KIA	Sell	100	14.74
10/12/2007	KIA	Sell	200	15.47
10/12/2007	KIA	Sell	100	15.49
10/12/2007	KIA	Sell	200	15.53
10/12/2007	KIA	Buy	275	15.55
10/12/2007	KIA	Sell	500	15.41
10/12/2007	LeRoy C. Kopp	Sell	10,000	15.42
10/12/2007	KIA	Sell	700	15.23
10/12/2007	KIA	Sell	65	15.29
10/12/2007	KIA	Sell	100	15.29
10/12/2007	KIA	Sell	635	15.28
10/12/2007	KIA	Sell	200	15.28
10/12/2007	KIA	Sell	300	15.41
10/12/2007	KIA	Sell	100	15.62
10/12/2007	KIA	Sell	600	15.62
10/12/2007	KIA	Sell	145	15.41
10/12/2007	KIA	Sell	200	15.64
10/12/2007	KIA	Sell	700	15.34
10/15/2007	KIA	Sell	200	15.95
10/15/2007	KIA	Sell	200	15.97
10/15/2007	KIA	Sell	100	16.09
10/15/2007	KIA	Sell	100	16.09
10/15/2007	KIA	Sell	1,500	16.14
10/15/2007	KIA	Sell	300	15.94
10/15/2007	KIA	Sell	300	15.94
10/15/2007	KIA	Sell	100	15.94
10/15/2007	KIA	Sell	100	15.94
10/15/2007	KIA	Sell	100	15.94
10/15/2007	KIA	Sell	100	15.94
10/15/2007	KIA	Sell	150	15.93
10/15/2007	KIA	Sell	100	16.18
10/15/2007	KIA	Sell	700	15.99
10/15/2007	KIA	Sell	400	15.76

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
10/15/2007	KIA	Sell	200	16.24
10/15/2007	KIA	Sell	300	16.24
10/15/2007	KIA	Sell	200	15.88
10/15/2007	KIA	Sell	100	15.43
10/15/2007	KIA	Sell	300	15.78
10/15/2007	KIA	Sell	1,000	16.02
10/15/2007	LeRoy C. Kopp	Sell	10,000	15.72
10/15/2007	KIA	Sell	100	15.83
10/15/2007	KIA	Sell	200	15.83
10/15/2007	KIA	Sell	175	15.83
10/15/2007	KIA	Sell	100	15.83
10/15/2007	KIA	Sell	100	15.83
10/15/2007	KIA	Sell	250	15.83
10/15/2007	KIA	Sell	2,000	16.11
10/16/2007	KIA	Sell	300	15.56
10/16/2007	KIA	Sell	1,000	15.65
10/16/2007	KIA	Sell	300	15.55
10/16/2007	KIA	Sell	100	15.59
10/16/2007	KIA	Sell	1,000	15.70
10/16/2007	KIA	Sell	200	15.59
10/16/2007	KIA	Sell	300	15.75
10/16/2007	KIA	Sell	250	15.68
10/16/2007	KIA	Sell	500	15.60
10/16/2007	LeRoy C. Kopp	Sell	10,000	15.45
10/16/2007	KIA	Sell	5,000	15.78
10/16/2007	KIA	Sell	50	15.59
10/16/2007	KIA	Sell	300	15.66
10/16/2007	KIA	Sell	50	15.61
10/16/2007	KIA	Sell	100	15.49
10/16/2007	KIA	Sell	100	15.61
10/16/2007	KIA	Sell	150	15.61
10/16/2007	KIA	Sell	350	15.42
10/16/2007	KIA	Sell	100	15.79
10/16/2007	KIA	Sell	100	15.79
10/16/2007	KIA	Sell	200	15.78
10/16/2007	KIA	Sell	500	15.75
10/16/2007	KIA	Sell	500	15.72
10/16/2007	KIA	Sell	100	15.78
10/16/2007	KIA	Sell	100	15.78
10/16/2007	KIA	Sell	100	15.78
10/16/2007	KIA	Sell	100	15.78
10/17/2007	LeRoy C. Kopp	Sell	10,000	16.13
10/17/2007	KIA	Sell	100	16.38

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
10/17/2007	KIA	Sell	100	16.38
10/17/2007	KIA	Sell	500	16.30
10/17/2007	KIA	Sell	100	16.23
10/17/2007	KIA	Sell	100	15.92
10/17/2007	KIA	Sell	100	15.88
10/17/2007	KIA	Sell	500	16.30
10/17/2007	KIA	Sell	100	16.40
10/17/2007	KIA	Sell	500	16.42
10/17/2007	KIA	Sell	1,000	16.37
10/17/2007	KIA	Sell	150	16.42
10/17/2007	KIA	Sell	200	15.36
10/17/2007	KIA	Sell	100	15.95
10/17/2007	KIA	Sell	50	16.45
10/17/2007	KIA	Sell	1,000	16.42
10/17/2007	KIA	Sell	100	16.02
10/17/2007	KIA	Sell	100	16.35
10/17/2007	KIA	Sell	100	16.34
10/18/2007	KIA	Sell	200	16.31
10/18/2007	KIA	Sell	300	16.29
10/18/2007	KIA	Sell	250	16.24
10/18/2007	KIA	Sell	200	16.41
10/18/2007	KIA	Sell	200	16.27
10/18/2007	KIA	Transfer Out*	3,500	16.26
10/18/2007	KIA	Transfer Out*	2,000	16.26
10/18/2007	KIA	Sell	100	16.25
10/18/2007	KIA	Sell	200	16.38
10/19/2007	KIA	Sell	150	15.56
10/22/2007	KIA	Sell	500	15.26
10/22/2007	KIA	Sell	5,000	15.30
10/22/2007	KIA	Sell	200	15.02
10/22/2007	KIA	Sell	1,200	15.50
10/22/2007	KIA	Sell	52	15.46
10/22/2007	KIA	Sell	100	15.46
10/22/2007	KIA	Sell	148	15.46
10/22/2007	KIA	Sell	600	15.46
10/22/2007	KIA	Sell	300	15.46
10/22/2007	KIA	Sell	1,000	15.30
10/22/2007	KIA	Sell	200	15.23
10/23/2007	KIA	Sell	200	15.40
10/24/2007	KIA	Sell	100	15.48
10/24/2007	KIA	Sell	100	15.48
10/24/2007	KIA	Sell	150	15.60
10/25/2007	KIA	Transfer Out*	200	15.49

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
10/25/2007	KIA	Sell	50	16.63
10/25/2007	KIA	Sell	500	15.62
10/26/2007	KIA	Sell	200	17.11
10/26/2007	KIA	Sell	250	17.07
10/26/2007	KIA	Sell	100	17.18
10/26/2007	KIA	Sell	300	17.00
10/26/2007	KIA	Sell	400	17.00
10/26/2007	KIA	Sell	750	17.10
10/26/2007	KIA	Sell	100	17.00
10/26/2007	KIA	Sell	200	17.00
10/26/2007	KIA	Sell	200	17.00
10/29/2007	KIA	Sell	4,000	19.22
10/29/2007	KIA	Sell	200	19.31
10/29/2007	KIA	Sell	50	19.28
10/29/2007	KIA	Sell	250	19.18
10/30/2007	KIA	Sell	100	18.06
10/30/2007	KIA	Sell	100	18.73
10/30/2007	KIA	Sell	100	18.73
10/30/2007	KIA	Sell	700	18.22
10/31/2007	KIA	Sell	12,000	18.47
10/31/2007	KIA	Sell	200	18.83
10/31/2007	KIA	Sell	300	18.32
10/31/2007	KIA	Sell	50	18.77
10/31/2007	KIA	Sell	150	18.73
10/31/2007	KIA	Sell	300	18.84
10/31/2007	KIA	Sell	100	18.84
10/31/2007	KIA	Sell	100	18.84
10/31/2007	KIA	Sell	200	18.84
10/31/2007	KIA	Sell	1,000	18.95
11/1/2007	KIA	Sell	200	18.55
11/1/2007	KIA	Sell	1,500	18.63
11/1/2007	KIA	Sell	690	18.68
11/1/2007	KIA	Sell	10	18.68
11/1/2007	KIA	Sell	400	18.67
11/1/2007	KIA	Sell	100	18.67
11/1/2007	KIA	Sell	500	18.84
11/1/2007	KIA	Sell	1,500	18.84
11/1/2007	KIA	Sell	100	18.84
11/1/2007	KIA	Sell	500	18.52
11/1/2007	KIA	Sell	100	18.66
11/1/2007	KIA	Sell	200	18.35
11/1/2007	KIA	Sell	200	18.59
11/1/2007	KIA	Sell	2,000	18.67

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
11/1/2007	KIA	Sell	500	18.84
11/1/2007	KIA	Sell	200	18.52
11/1/2007	KIA	Sell	100	18.52
11/1/2007	KIA	Sell	2,500	18.65
11/1/2007	KIA	Sell	700	18.66
11/1/2007	KIA	Sell	500	18.37
11/1/2007	KIA	Sell	300	18.37
11/1/2007	KIA	Sell	100	18.46
11/1/2007	KIA	Sell	350	18.49
11/1/2007	KIA	Sell	2,000	18.64
11/1/2007	KIA	Sell	100	18.00
11/1/2007	KIA	Sell	1,200	18.68
11/1/2007	KIA	Sell	400	18.66
11/1/2007	KIA	Sell	150	18.66
11/1/2007	KIA	Sell	1,000	18.66
11/1/2007	KIA	Sell	150	18.52
11/1/2007	KIA	Sell	200	18.52
11/1/2007	KIA	Sell	200	18.56
11/1/2007	KIA	Sell	250	18.61
11/1/2007	KIA	Sell	350	18.66
11/1/2007	KIA	Sell	200	18.63
11/1/2007	KIA	Sell	250	18.65
11/1/2007	KIA	Sell	50	18.66
11/1/2007	KIA	Sell	50	18.66
11/1/2007	KIA	Sell	200	18.46
11/1/2007	KIA	Sell	300	18.53
11/1/2007	KIA	Sell	500	18.84
11/1/2007	KIA	Sell	400	18.55
11/1/2007	KIA	Sell	500	18.66
11/1/2007	KIA	Sell	200	18.38
11/1/2007	KIA	Sell	800	18.55
11/1/2007	KIA	Sell	1,000	18.46
11/1/2007	KIA	Sell	450	18.59
11/1/2007	KIA	Sell	500	18.61
11/1/2007	KIA	Sell	100	18.56
11/1/2007	KIA	Sell	1,000	18.60
11/1/2007	KIA	Sell	1,000	18.65
11/1/2007	KIA	Sell	500	18.46
11/1/2007	KIA	Sell	500	18.61
11/1/2007	KIA	Sell	400	18.64
11/1/2007	KIA	Sell	400	18.57
11/2/2007	KIA	Sell	100	18.58
11/2/2007	KIA	Sell	100	18.58

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
11/2/2007	KIA	Sell	100	18.58
11/2/2007	KIA	Sell	100	18.58
11/2/2007	KIA	Sell	100	18.58
11/2/2007	KIA	Sell	175	18.60
11/2/2007	KIA	Sell	300	18.43
11/2/2007	KIA	Sell	100	18.54
11/2/2007	KIA	Sell	100	18.54
11/2/2007	KIA	Sell	2,800	18.54
11/2/2007	KIA	Sell	100	18.32
11/2/2007	KIA	Sell	1,000	18.53
11/2/2007	KIA	Sell	500	18.53
11/2/2007	KIA	Sell	100	18.27
11/2/2007	KIA	Sell	400	18.27
11/2/2007	KIA	Sell	500	18.27
11/2/2007	KIA	Sell	150	17.43
11/2/2007	KIA	Transfer Out*	450	18.30
11/2/2007	KIA	Sell	1,000	18.25
11/2/2007	KIA	Sell	200	18.44
11/2/2007	KIA	Sell	150	18.25
11/2/2007	KIA	Sell	1,000	18.26
11/2/2007	KIA	Sell	400	18.44
11/2/2007	KIA	Sell	1,500	18.39
11/2/2007	KIA	Sell	1,000	18.26
11/2/2007	KIA	Sell	200	18.24
11/2/2007	KIA	Sell	200	18.25
11/2/2007	KIA	Sell	500	17.98
11/2/2007	KIA	Sell	400	17.94
11/2/2007	KIA	Sell	1,000	18.26
11/2/2007	KIA	Sell	1,500	18.49
11/2/2007	KIA	Sell	500	18.51
11/2/2007	KIA	Sell	1,000	18.25
11/2/2007	KIA	Sell	300	18.42
11/2/2007	KIA	Sell	100	17.94
11/2/2007	KIA	Sell	200	18.64
11/2/2007	KIA	Sell	100	18.24
11/2/2007	KIA	Sell	2,000	18.24
11/2/2007	KIA	Sell	200	18.54
11/2/2007	KIA	Sell	100	18.01
11/2/2007	KIA	Sell	200	18.01
11/2/2007	KIA	Sell	200	18.22
11/2/2007	KIA	Sell	3,000	18.64
11/2/2007	KIA	Sell	900	18.59
11/2/2007	KIA	Sell	100	18.59

Trade Date	Reporting Person	Transaction Activity (Buy/Sell/Transfer)	Quantity (#)	Price ($)
11/2/2007	KIA	Sell	500	18.52
11/2/2007	KIA	Sell	400	18.26
11/2/2007	KIA	Sell	300	18.53
11/2/2007	KIA	Sell	500	18.48
11/2/2007	KIA	Sell	500	18.48
11/2/2007	KIA	Sell	500	18.42

*

These shares were transferred out of discretionary client accounts managed by KIA; as a result, KIA no longer beneficially owns these shares.